BNY MELLON INVESTMENT ADVISER, INC.

240 Greenwich Street

New York, New York 10286

February 19, 2025

BNY Mellon Investment Funds IV, Inc.

240 Greenwich Street

New York, New York 10286

Re: Fee Waiver Agreement – BNY Mellon Tax Managed Growth Fund

To Whom It May Concern:

Effective February 28, 2025, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Tax Managed Growth Fund (the "Fund"), a series of BNY Mellon Investment Funds IV, Inc. (the "Company"), as follows:

Until February 28, 2026, BNYM Investment Adviser has contractually agreed to waive receipt of a portion of the fund's management fee in the amount of .10% of the Fund's average daily net assets. On or after February 28, 2026, BNYM Investment Adviser may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Company, on behalf of the Fund, upon the approval of the Board of Directors of the Company and BNYM Investment Adviser, to lower the net amounts shown and may only be terminated prior to February 28, 2026 in the event of termination of the Management Agreement between BNYM Investment Adviser and the Company with respect to the Fund.

BNY MELLON INVESTMENT ADVISER, INC. By: /s James Windels_______ James Windels Director

Accepted and Agreed To:

BNY MELLON INVESTMENT FUNDS IV, INC.,

On Behalf of BNY Mellon Tax Managed Growth Fund

By:	/s/ Sarah S. Kelleher

Sarah S. Kelleher

Secretary